Exhibit 99.1

AUTONAVI HOLDINGS LIMITED ANNOUNCES SHAREHOLDER RESOLUTIONS

ADOPTED AT 2013 ANNUAL GENERAL MEETING

BEIJING, December 27, 2013 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced shareholder resolutions adopted at its annual general meeting of shareholders held in Hong Kong today.

AutoNavi’s shareholders adopted the following resolutions proposed by the Company:

1.                          The adoption of the Company’s 2013 Share Incentive Plan, under which, subject to other provisions of the plan, the Award Pool (capitalized terms herein will have the meanings defined in the plan unless stated otherwise) initially shall be equal to 13,830,000 Shares, provided that, the Shares reserved in the Award Pool shall be increased automatically if and whenever the Shares reserved in the Award Pool (which, for the avoidance of doubt, means the number of Shares that remain in the Award Pool after excluding the total number of Shares underlying the options or other awards granted previously that remain outstanding) account for less than one percent (1%) of the total then-issued and outstanding Shares on an as-converted basis, as a result of which increase the Shares reserved in the Award Pool immediately after each such increase shall equal five percent (5%) of the then-issued and outstanding Shares on an as-converted basis.

2.                          The authorization of each director of the Company to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

For further information, please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, New York

Tel: +1-616-551-9714

E-mail: amap@ogilvy.com